Gerstein Fisher Funds

Form N-SAR Report for the Period Ended 11/30/2016

Ex 99.77C Votes

Results of the Shareholder Meeting (Unaudited)

A Special Meeting of Shareholders of the Gerstein Fisher Funds was held October 28, 2016 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee,  Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on August 31, 2016. At the Special Meeting, shareholders were asked to approve the following:
      Approval of an Investment Advisory Agreement between People?s Securities, Inc. and the Trust, on behalf of the Funds.

The tabulation of the shareholder votes rendered the following results:

      Votes For  Votes Against  Abstained
Multi-Factor Growth Equity Fund   7,415,894  38,728  63,203
Multi-Factor International Growth Equity Fund 5,934,713 29,498  43,255
Multi-Factor Global Real Estate Securities Fund 5,396,337 36,454  53,089